om LIMITED
Occup[illegible]
ABN 1[illegible] 27
Unit 1[illegible]
PO Bo[illegible]
Phone +61 7 [illegible] 4765
Email info@omiltd.com Web www.omiltd.com

Tuesday 30 November, 2004.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	29 November, 2004	Company Announcement: Chairman's Address to the Annual General Meeting
2	29 November, 2004	Company Announcement: Results of Annual General Meeting
3	29 November, 2004	Company Announcement: Results of Annual General Meeting

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Office Manager.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

29 November 2004

Australian Stock Exchange Ltd
Company Announcements Office

CHAIRMAN'S ADDRESS TO THE ANNUAL GENERAL MEETING 29 NOVEMBER 2004

Shareholders have received the Annual Report and Financial Statement for the year ended 30 June 2004 and in view of the fact that I have been Chairman for less than a week I do not intend to elaborate further on the result for that year. Subsequent to 30 June shareholders have also received several updates including the quarterly report for the three months ended 30 September 2004. Again there is little I can add to those reports given that they are fairly recent.

I am sure that shareholders are more interested in the progress that is being made in bringing the Company's excellent products to market and in the recent Board changes.

I will address the issues of the Board changes first. In late October I was contacted by a significant shareholder of Occupational & Medical Innovations Ltd "OMI" (not Mr. Kiehne), who stated that he was representing a group of shareholders that believed that OMI needed a Board that had sound and substantial experience in manufacturing, commercial marketing and management and Public Company Board governance – this group believed that the majority of these skills were not present on the (then) current Board of OMI. I was asked to meet with this group, which I did, and at that time I was introduced to Bruce Kiehne. After reviewing the products of the company and their potential, I agreed, subject to shareholder approval, that I would be willing to join the OMI Board. Don Mackenzie and Mark Rogers were then approached to be Board members. Don for his manufacturing, company secretarial and corporate governance experience and Mark for his extensive manufacturing experience in the plastic's industry and, in particular in the injection moulding segment of that Industry. I might also add that both Mark and I have experience in establishing a business in, and sourcing products from, China.

Much has been written in the newspapers about the Board change and all I want to say to shareholders is that I did try to negotiate an orderly transfer from the old Board to the new Board but I was unable to do so due largely to the issue of who would have the most votes at the Boardroom table. This was unfortunate, as I do not believe that a Board, having rejected a handover period, should then up and leave four working days before the Annual General Meeting of Shareholders. Shareholders should also be aware that, at the request of the former Chairman Dr. John Taske, I met with all the staff of OMI on November 5th to assure them that the new Board, if elected, were focused on using their particular skills to assist OMI management to bring the company's products to market in a timely an efficient manner. I also had one to one conversations with all staff who requested such a meeting.

What I need to impress on shareholders is that this Board is now comprised of three new very experienced directors who are completely independent – none of us held shares in OMI nor had any of us met any OMI shareholder, including Bruce Kiehne, prior to October 20 this year. Assertions have been made in the press that Bruce wanted his own Board – well if he did he missed out badly.

Where to from here?

I know that shareholders want to know what is happening with the company's products. That is something that the new Board also wants to know and we have already met with staff to be briefed on the issues regarding manufacture of the syringe, scalpel and valve. At this time it is fair to say that there are still several issues that need to be overcome as regards the manufacture of all products.

As an experienced manufacturing executive I have to say that the idea of a research and development company with less than 20 employees (few, if any with process manufacturing experience), attempting to take three complex products into mass manufacture in a foreign Country is simply overly ambitious. The leap from small-scale manufacture of prototypes, done under close scrutiny in controlled conditions to the manufacture of tens of millions products per annum is, to me, mind-boggling. Large corporations with thousands of employees and enormous manufacturing and development expertise would be loath to attempt such a feat; and even if they did they would probably allow twelve to eighteen months to bring the product to market.

Whilst there has been a degree of improvement in the situation in China over the past six months I am not in a position to confidently state what all the issues are that require fixing, nor when the company will be able to commence, with confidence, full scale manufacture of the syringe and scalpel in particular. Mark Rogers will be going to China with another plastics expert on December 6. As soon as the Board has had the opportunity to receive Mark's report a market update will be issued to all shareholders. I know that shareholders may find this delay frustrating but I, and my fellow Directors, are not prepared to go to the market half prepared.

I am also aware that shareholders may be wondering if the former Board's forecast of $5.0 million revenue and a near break-even result for this (2004/2005) financial year still stands. Given that the former Board had not changed these forecasts prior to their departure, I have to assume that they believed they were still achievable. However I am not able to form an opinion until I accurately know the manufacturing status of the products – it is the production of the products that is holding back sales not the securing of clients. As soon as I am sure I will immediately inform shareholders and the market.

Ladies & gentlemen, I know that much of what I have said today has been forthright & frank. However, I assure you that your Board believes in this company otherwise we would not be here today. I can assure you that the Board will be working hard to overcome the obstacles faced by the company.

IL Fraser
Executive Chairman

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

omi LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3209 4765

29 November 2004

Australian Stock Exchange Ltd
Company Announcements Office

RESULTS FROM ANNUAL GENERAL MEETING HELD 29th NOVEMBER 2004.

In accordance with Listing Rule 3.13.2, Occupational & Medical Innovation Limited ("OMI") wishes to advise the outcome of the resolutions put to the Annual General Meeting.

Resolutions 1, 2 and 3 were withdrawn as both Mr Michael Hayne and Mr Keith Taske had resigned as Directors prior to the meeting.

Resolution 4 was put to the meeting and was defeated on a show of hands.

The total number of proxies and the shares they represented in respect of each resolution are as follows:

	No. of proxies received								
Brief description of resolution put to meeting	**Total**	**For**	**Against**	**Open-usable**	**Open-Conditional**	**Open-Unusable**	**Abstain**	**No Instruction**	**Excluded**
Re-election of Director- M Hayne	9,892,845	380,998	9,348,460	140,592	0	0	7,795	15,000	0
Re-Election of Director- K. Taske	9,892,845	383,498	9,353,185	140,592	0	0	570	15,000	0
Issue of options to K. Taske	9,892,845	349,390	9,383,293	77,659	49,808	13,125	4,570	15,000	0
The further issues of options under the Company's Employee Share Option Plan	9,892,845	354,018	9,332,090	77,009	49,808	47,350	16,920	15,000	650

IL FRASER
Executive Chairman

Occupational & Medical
Innovations Limited
A.B.N. 11 091 192 871

om LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3209 4765

29 November 2004

Australian Stock Exchange Ltd
Company Announcements Office

RESULTS FROM ANNUAL GENERAL MEETING HELD 29th NOVEMBER 2004.

In accordance with Listing Rule 3.13.2, the outcome in respect of each resolution put to the Annual General Meeting of Occupational & Medical Innovation Limited was:

Resolution No.	Brief description of resolution put to the meeting	Outcome of resolution
1	Re-election of Director- M. Hayne	Resolution Withdrawn
2	Re-election of Director- K. Taske	Resolution Withdrawn
3	Issue of options to K. Taske	Resolution Withdrawn
4	Further issue of options under the Company's Employee Share Option Plan	Defeated

IL FRASER
Executive Chairman